UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Vacasa, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

91854V 10 7

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐        Rule 13d-1(b)

☐        Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Silverton Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,915,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,915,933 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,915,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.08% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by Silverton Partners IV, L.P., a Delaware limited partnership (“Fund IV”), Silverton Partners IV GP, L.P. (“GP IV”), Silverton Partner IV, L.L.C. (“UGP IV”), Morgan L. Flager (“Flager”) and Kip McClanahan (“McClanahan” and, together with Fund IV, GP IV, UGP IV and Flager, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(2)	Includes 10, 915,933 shares of Issuer’s Class A Common Stock held by Fund IV. GP IV serves as the sole general partner of Fund IV. UGP IV serves as the sole general partner of GP IV. Flager and McClanahan are the managing members of UGP IV and share voting and dispositive power over the shares held by Fund IV.

(3)	The Percent of Class is calculated on the basis of 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported in the Issuer’s registration statement made effective on December 30, 2021 (the “Registration Statement”). Based on the total of 427,187,558 shares of the Issuer’s Common Stock (including 212,393,793 shares of Class B Common Stock) outstanding as of December 6, 2021, Fund IV beneficially owns 2.56% of the Issuer’s total outstanding Common Stock as of December 6, 2021.

1	NAMES OF REPORTING PERSONS. Silverton Partners IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,915,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,915,933 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,915,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.08% (3)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(2)	Includes 10, 915,933 shares of Issuer’s Class A Common Stock held by Fund IV. GP IV serves as the sole general partner of Fund IV. UGP IV serves as the sole general partner of GP IV. Flager and McClanahan are the managing members of UGP IV and share voting and dispositive power over the shares held by Fund IV.

(3)	The Percent of Class is calculated on the basis of 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported in the Issuer’s registration statement made effective on December 30, 2021 (the “Registration Statement”). Based on the total of 427,187,558 shares of the Issuer’s Common Stock (including 212,393,793 shares of Class B Common Stock) outstanding as of December 6, 2021, GP IV beneficially owns 2.56% of the Issuer’s total outstanding Common Stock as of December 6, 2021.

1	NAMES OF REPORTING PERSONS. Silverton Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,915,933 shares (2)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,915,933 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,915,933 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.08% (4)
12	TYPE OF REPORTING PERSON* OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(2)	Includes 10, 915,933 shares of Issuer’s Class A Common Stock held by Fund IV. GP IV serves as the sole general partner of Fund IV. UGP IV serves as the sole general partner of GP IV. Flager and McClanahan are the managing members of UGP IV and share voting and dispositive power over the shares held by Fund IV.

(3)	The Percent of Class is calculated on the basis of 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported in the Issuer’s registration statement made effective on December 30, 2021 (the “Registration Statement”). Based on the total of 427,187,558 shares of the Issuer’s Common Stock (including 212,393,793 shares of Class B Common Stock) outstanding as of December 6, 2021, UGP IV beneficially owns 2.56% of the Issuer’s total outstanding Common Stock as of December 6, 2021.

1	NAMES OF REPORTING PERSONS. Morgan L. Flager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 144,388 shares
	6	SHARED VOTING POWER 10,915,933 shares (2)
	7	SOLE DISPOSITIVE POWER 144,388 shares
	8	SHARED DISPOSITIVE POWER 10,915,933 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,060,321 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.15% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(2)	Includes 10, 915,933 shares of Issuer’s Class A Common Stock held by Fund IV. GP IV serves as the sole general partner of Fund IV. UGP IV serves as the sole general partner of GP IV. Flager and McClanahan are the managing members of UGP IV and share voting and dispositive power over the shares held by Fund IV.

(3)	The Percent of Class is calculated on the basis of 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported in the Issuer’s registration statement made effective on December 30, 2021 (the “Registration Statement”). Based on the total of 427,187,558 shares of the Issuer’s Common Stock (including 212,393,793 shares of Class B Common Stock) outstanding as of December 6, 2021, Flager beneficially owns 2.59% of the Issuer’s total outstanding Common Stock as of December 6, 2021.

1	NAMES OF REPORTING PERSONS. Kip McClanahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 383,439 shares
	6	SHARED VOTING POWER 10,915,933 shares (2)
	7	SOLE DISPOSITIVE POWER 383,439 shares
	8	SHARED DISPOSITIVE POWER 10,915,933 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,299,372 shares (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.26% (3)
12	TYPE OF REPORTING PERSON* IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

(2)	Includes 10, 915,933 shares of Issuer’s Class A Common Stock held by Fund IV. GP IV serves as the sole general partner of Fund IV. UGP IV serves as the sole general partner of GP IV. Flager and McClanahan are the managing members of UGP IV and share voting and dispositive power over the shares held by Fund IV.

(3)	The Percent of Class is calculated on the basis of 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported in the Issuer’s registration statement made effective on December 30, 2021 (the “Registration Statement”). Based on the total of 427,187,558 shares of the Issuer’s Common Stock (including 212,393,793 shares of Class B Common Stock) outstanding as of December 6, 2021, Flager beneficially owns 2.65% of the Issuer’s total outstanding Common Stock as of December 6, 2021.

Introductory Note: This Statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of Vacasa, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer

Vacasa, Inc.

(b)	Address of Issuer's Principal Executive Offices

850 NW 13th Avenue

Portland, OR 97209

Item 2

(a)	Name of Person(s) Filing:

Silverton Partners IV, L.P. (“Fund IV”)

Silverton Partners IV GP, L.P. (“GP IV”)

Silverton Partners IV, L.L.C. (“UGP”)

Morgan L. Flager (“Flager”)

Kip McClanahan (“McClanahan”)

(b)	Address of Principal Business Office:	c/o Silverton Partners
600 W. 7th Street
Austin, TX 78701

(c)	Citizenship:

Entities:	Fund IV	-	Delaware
	GP IV	-	Delaware
	UGP IV	-	Delaware

Individuals:	Flager	-	United States of America
	McClanahan	-	United States of America

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 91854V 10 7

Item 3	Not applicable.

Item 4	Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons	Shares Held Directly		Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power		Beneficial Ownership		Percent of Class (2)	Percent of All Common (3)
Fund IV	10,915,933	(1)	-	10,915,933	(1)	-	10,915,933	(1)	10,915,933	(1)	5.08%	2.56%
GP IV	-		-	10,915,933	(1)	-	10,915,933	(1)	10,915,933	(1)	5.08%	2.56%
GP IV FIF	-		-	10,915,933	(1)	-	10,915,933	(1)	10,915,933	(1)	5.08%	2.56%
Flager	144,388		144,388	10,915,933	(1)	144,388	10,915,933	(1)	11,060,321	(1)	5.15%	2.59%
McClanahan	383,439		383,439	10,915,933	(1)	383,439	10,915,933	(1)	11,299,372	(1)	5.26%	2.65%

(1)	Includes 10,915,933 shares of Issuer’s Class A Common Stock held by Fund IV. GP IV serves as the sole general partner of Fund IV. UGP IV serves as the sole general partner of GP IV. Flager and McClanahan are the managing members of UGP IV and share voting and dispositive power over the shares held by Fund IV.

(2)	The Percent of Class is calculated on the basis of 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported in the Issuer’s registration statement made effective on December 30, 2021 (the “Registration Statement”).

(3)	The Percent of All Common is based on the total of 427,187,558 shares of the Issuer’s Common Stock (including 212,393,793 shares of Class B Common Stock) outstanding as of December 6, 2021, as reported in the Registration Statement.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8	Identification and Classification of Members of the Group. Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Silverton Partners IV, L.P.

By:	Silverton Partners IV GP, L.P.
Its:	General Partner

By:	Silverton Partners IV, L.L.C.
Its:	General Partner

By:	/s/ Morgan L. Flager
Managing Member

Silverton Partners IV GP, L.P.

By:	Silverton Partners IV, L.L.C.
Its:	General Partner

By:	/s/ Morgan L. Flager
Managing Member

Silverton Partners IV, L.L.C.

By:	/s/ Morgan L. Flager
Managing Member

/s/ Morgan L. Flager
Morgan L. Flager

/s/ Kip McClanahan
Kip McClanahan

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Vacasa, Inc. is filed on behalf of each of us.

Dated: February 14, 2022

Silverton Partners IV, L.P.

By:	Silverton Partners IV GP, L.P.
Its:	General Partner

By:	Silverton Partners IV, L.L.C.
Its:	General Partner

By:	/s/ Morgan L. Flager
Managing Member

Silverton Partners IV GP, L.P.

By:	Silverton Partners IV, L.L.C.
Its:	General Partner

By:	/s/ Morgan L. Flager
Managing Member

Silverton Partners IV, L.L.C.

By:	/s/ Morgan L. Flager
Managing Member

/s/ Morgan L. Flager
Morgan L. Flager

/s/ Kip McClanahan
Kip McClanahan